JOHN PETER LEACH LTD
Company No. 16047886
EIN: 98-1851025
LEI: 984500DD5D68ECB2D538
Charge Code: 1604 7988 0001
SEC Accession No. 000-56865
Registered Office: 236 Leigh Road, Worsley,
Manchester M28 1LE United Kingdom,
Tel: +44 7521 625 527   Email: johnnysterling@icloud.com

SOLE PSC RESOLUTION OF JOHN PETER LEACH LTD

CERTIFICATION:

As evidenced by my signature below, I certify that the following are correct and complete copies of the resolutions duly adopted by the Board of Directors of JOHN PETER LEACH LTD (the "Institution"), a private banking corporation/surety established and operating under the laws of England and the United Kingdom, in accordance with applicable law and the Institution's chartering documents.

I further certify that these resolutions have not been modified, remain in effect, and are not in conflict with the Institution's Articles of Association or SEC Registration (File No. 000-56865).

1. RESOLUTION TO OPEN MASTER ACCOUNTS

RESOLVED, that the Institution is authorized to open and maintain a Master Account at the Federal Reserve Bank of New York (International Desk), the Federal Reserve Bank of St. Louis, and/or the Bank of England, to agree to the provisions of Operating Circular No. 1 (Account Relationships), and to obtain services from and incur obligations to any Federal Reserve Bank or Central Bank.

2. DESIGNATION OF MASTER ACCOUNT HOLDER

RESOLVED, that John Peter Leach, in the capacity of Sole Director/PSC and Master Account Holder, and his successors in office, are hereby authorized and directed to transmit to the Federal Reserve Banks a list of authorized signatories recognized to execute agreements, issue instructions on the Institution's behalf, and transact business regarding registered security interests.

3. REGISTRATION OF SECURITY INTERESTS (CUSIP LINKAGE)

RESOLVED, that the Institution formally recognizes and authorizes the registration of security interests and underlying instruments linked to CUSIP Numbers 77954Q106, 77954Q105, and 77956H237. The Institution identifies these as assets of the Registrant's Estate, perfected via UK Companies House Fixed Charge (MR01 Code: 1604 7988 0001) and SEC File No. 000-56865.

4. AUTHORITY TO ISSUE NEGOTIABLE INSTRUMENTS

RESOLVED, that the Institution is authorized to issue, execute, and deliver Individual Surety Bonds, International Promissory Notes, and Private Placement Promissory Notes (PPPN), specifically PPPN-JPL-2025-01, as registered with the U.S. Securities and Exchange Commission for the purpose of commercial settlement and discharge.

5. NOTICE TO FIDUCIARIES AND DEBTORS

RESOLVED, that all prior instructions or denials of relationship by third-party fiduciaries are hereby rebutted and revoked. The Institution commands the recognition of the Individual Surety as the priority secured party over all referenced CUSIP-linked assets.

6. COLOR OF LAW WARNING (18 U.S.C. § 242)

RESOLVED, that this resolution carries a formal Warning Pursuant to 18 U.S.C. § 242. Any agent or employee of a financial institution who willfully subjects the Institution to the deprivation of property rights secured by the laws of the United States (including the Securities Exchange Act of 1934) shall be held personally liable for such deprivation under color of law.

As witnessed by my signature:

By: /s/ John Peter Leach

Director, Sole PSC, Master Account Holder

JOHN PETER LEACH LTD

johnleach@jplimited.uk

DATE: July 22, 2026

USPS Certified Mail Tracking (FRB NY): [SA 0553 9988 8GB]

USPS Certified Mail Tracking (Bank of England): [SA 0553 9992 8GB]